UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ITEC ENVIRONMENTAL GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

465619203
(CUSIP Number)

Rodney S. Rougelot; Itec Environmental Group, Inc.
5300 Claus Road, P.O. Box 760, Riverbank, CA 95367; (209) 863-8076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Rodney S. Rougelot

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): SC.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 26,861,410

	8.	Shared Voting Power : N/A

	9.	Sole Dispositive Power: 26,861,410

	10.	Shared Dispositive Power : N/A.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,861,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 20.48%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the “Common Stock”), of Itec Environmental Group, Inc. a Delaware Incorporation (the “Company”), with its principal executive offices located at 5300 Claus Road, P.O. Box 760, Riverbank, CA 95367.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by Rodney S. Rougelot (the “Reporting Person”). The Reporting Person has an address of 5300 Claus Road, P.O. Box 760, Riverbank, CA 95367.

The Reporting Person is the President and Chief Executive Officer of the Company. The company is in the business of recyclable waste management, namely, the cleaning and recycling of post-consumer plastics.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person received the securities covered by this statement pursuant to an Employment Agreement and Restrictive Stock Agreement between Itec Environmental Group, Inc. and Rodney S. Rougelot.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referenced herein for investment and compensation purposes.

Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Person, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Person may decide to increase or decrease the size of their investment in the Company. Except as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of instructions to Schedule 13D. However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person is the record and beneficial owner of 26,861,410 (twenty-six million eight hundred sixty-one thousand four hundred ten) shares of common stock. This number represents 20.48 % of the issued and outstanding shares of common stock, based on one hundred thirty-one million one hundred fifty-six thousand five hundred and forty-eight (131,156,548) shares issued and outstanding as of February 1, 2007.

(b) The Reporting Person has the sole power to vote or to direct the vote of the 26,861,410 (twenty-six million eight hundred sixty-one thousand four hundred ten) shares of common stock held by him and has the sole power to dispose or to direct the disposition of the 26,861,410 (twenty-six million eight hundred sixty-one thousand four hundred ten) shares of common stock held by him.

(c) Transactions during the past 60 days: none.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 31, 2006, Rodney S. Rougelot’s employment agreement was approved by the Board of Directors of the Company, making him the new Chief Executive Officer. Mr. Rougelot was also appointed to the Board of Directors of the Company. Pursuant to the terms of the employment agreement, Mr. Rougelot shall receive an annual salary of Three Hundred Thousand Dollars ($300,000) and shall receive equity in the Company equal to eight percent (8%) of the Company’s issued and outstanding stock. Mr. Rougelot is also eligible to receive additional equity in connection with the successful performance of his duties.

In connection with the Rougelot Employment Agreement, Mr. Rougelot was issued a total of forty-four million (44,000,000) shares of the Company’s common stock (the “Shares”) on December 29, 2006. Of this amount, two percent (2%) or eight million eight hundred thousand (8,800,000) shares, have vested as Additional Options (as defined in the Rougelot Employment Agreement).

On December 29, 2006, the Company executed a Restricted Stock Agreement (the “Rougelot RSA”) with Mr. Rougelot in connection with the Rougelot Employment Agreement. Under the terms of the Rougelot RSA, thirty-five million two hundred thousand (35,200,000) shares of the Shares were issued to Mr. Rougelot as restricted common stock of the Company (the “Restricted Shares”).

The Restricted Shares, when issued, shall vest based on the following schedule (shares that have vested are referred to herein as “Vested Shares”): (i) the number of Restricted Shares equal to two percent (2%) of the total number of Common Stock Equivalents (as defined in the Rougelot Employment Agreement) outstanding on the Original Issue Date (as defined in the Rougelot Employment Agreement) shall vest immediately upon issuance (the “Initially Vested Shares”); (ii) if the Financing (as defined in the Rougelot Employment Agreement) is completed prior to the True Up Date (as defined in the Rougelot Employment Agreement), then that number of Restricted Shares (or all of the remaining unvested Restricted Shares that Mr. Rougelot then holds if such number is less than two percent (2%) of the total number of Common Stock Equivalents outstanding on such date) equaling two percent (2%) of the total number of Common Stock Equivalents outstanding on and as of the closing date of the Financing shall vest on such date; (iii) the number of Restricted Shares (or all of the remaining unvested Restricted Shares that Mr. Rougelot then holds if such number is less than two percent (2%) of the total number of Common Stock Equivalents outstanding on such date) equaling two percent (2%) of the total number of Common Stock Equivalents outstanding on and as of the True Up Date shall vest on such date and (iv) any remaining unvested Restricted Shares as of the True Up Date shall vest ratably on a monthly basis such that all of the remaining unvested Restricted Shares shall be fully vested on the second anniversary of the Effective Date (provided that all of the unvested Restricted Shares shall become fully vested upon a “Change-of-Control” (as defined in the Rougelot Employment Agreement). Mr. Rougelot agrees not to sell, assign, transfer, pledge, hypothecate, or otherwise dispose of, by operation of law or otherwise, such Unvested Shares except as permitted by this Agreement.

As of the date of the Rougelot RSA, seventeen million six hundred thousand (17,600,000) shares of the Restricted Shares have vested.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 Rodney S. Rougelot Employment Agreement

Exhibit 10.2  Rodney S. Rougelot Restricted Stock Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2007

By: /s/ Rodney Rougelot
Rodney S. Rougelot